December 27, 2005


Mail Stop 6010

E. Morgan Skinner
Legacy Communications Corporation
210 N. 1000 East
St. George, Utah 84770
Re:	Legacy Communications Corporation
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed December 5, 2005
	         File No. 333-125907
Dear Mr. Skinner:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary, page 1
1. In the table you present regarding future sales, please clarify what you mean by "cost of completion," and explain, if true, that that amount does not reflect all the costs you have incurred in acquiring and developing that station.
2. We note your response to comment 2 from our letter dated
October
20, 2005. Please accurately identify your agreement with Lakeshore
Media as an option agreement instead of a "contract to sell two radio stations." While it is true that you have a put, it appears that your recourse in the event that the stations are not sold is to keep the deposit the option holder paid.






Financial Summary, page 5
3. Please tell us how you calculated your working capital deficit. It appears that the amount would be $5,113,984. Please revise or advise. This comment also applies to the disclosure in your risk factors on page 6.
Transactions and Current Holdings, page 25
4. We note your response to our prior comment 14. Expand the disclosure to provide the information regarding the value of the assets and stock exchanged, as stated in your response.

Pending Transactions, page 27
5. Given the recent amendment to the asset purchase agreement with Bible Broadcasting, it appears that the purchase price has increased to $540,000. Please revise or advise.
6. Please expand your disclosure about the agreement with Lakeshore
Media to explain the terms of your put option and any restrictions on your ability to exercise the put. Clarify, if true, that your recovery in the event that the option holder does not purchase the assets will be limited to the forfeit of the option fees by Lakeshore
Media. Also explain why the option agreement was amended. Consolidated Balance Sheet as of September 30, 2005, page 65
7. Please revise to correct the errors contained in the balance sheet. For example, total other assets are $1,006,891, total assets are $1,602,690 and deferred consulting services are ($225,050). Revise as necessary.

Undertakings page II-5
8. Please provide the form of undertakings required after December
1,
2005 pursuant to Item 512 of Regulation S-B.

Exhibits
9. Please file executed versions of your exhibits.  We note
Exhibits
10.17, 10.18 and 10.1 do not appear to have been executed.



Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dennis Hult at (202) 551-3618 or in his absence, Angela Crane at (202) 551-3554, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3800
with any other questions.
      Sincerely,




							Peggy Fisher
							Assistant Director

cc:	Lawrence E. Wilson (by FAX)